Hogan & Hartson LLP 111 South Calvert Street Suite 1600 Baltimore, MD 21202 +1.410.659.2700 Tel +1.410.539.6981 Fax www.hhlaw.com

April 4, 2008

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Peggy Fisher, Assistant Director

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.W.

Washington, DC 20549

Re:	Colfax Corporation
Registration Statement on Form S-1
Amendment No. 1 Filed March 11, 2008
File No. 333-148486

Dear Ms. Fisher:

On behalf of Colfax Corporation (“Company”), this letter is in response to the staff’s letter dated March 27, 2008 to John A. Young, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 2 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

We have sent to your attention for delivery on April 4, 2008, courtesy copies of this letter and Amendment No. 2 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

General

1.	We note the representation in your responses to our prior comments 10 and 11 that none of the products sold to customers in Iran and Syria are “designed for military use.” Please clarify for us whether any of the products sold to customers in Iran and Syria, or any of their component parts, are items that may be considered dual use items and, if so, describe the items and their potential military uses.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 4, 2008

The Company respectfully notes that many common items can be considered “dual use” items (such as desk-top computers) and their potential uses in military applications may be uses that were not contemplated by the manufacturer. The products that the Company’s foreign subsidiaries have provided to customers in Iran and Syria, however, were engineered products that were not designed or engineered for such dual uses. In addition, these products are not identified on the European Union’s list of “dual-use” items. Accordingly, Colfax and its foreign subsidiaries have no knowledge that any of the products actually were used, or were intended for use, in military applications.

2.	We acknowledge receipt of the information you have provided under separate cover in response to our request for information regarding any contacts with Cuba. We may have further comment regarding this matter in the future.

The Company acknowledges the staff’s comment.

Summary and Selected Financial Data, pages 7 and 23

Management Discussion and Analysis – Adjusted EBITDA, pages 29 and 33

3.	We reference your response to prior comments 5 and 6 in our letter dated February 1, 2008. We also note from pages 64 and 65 that you use EBITDA, not “Adjusted” EBITDA, in determining executive compensation. When presenting Adjusted EBITDA as a performance measure you should provide substantive disclosures that comply with Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The disclosures that you have provided for Adjusted EBITDA as a performance measure are generic and you have not met the burden of demonstrating the usefulness of this measure. In addition, it is not clear why you believe that the adjustments for legacy asbestos (income) expense are appropriate since it would not appear that management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. Alternatively, your disclosure could discuss or highlight the adjustments that are included in your GAAP results.

The Company has revised its disclosure on pages 69 and 70 to clarify that the Company uses EBITDA adjusted to remove legacy asbestos (income) expense, not straight EBITDA, in determining executive compensation. As we note on page 67, the Company’s executive compensation program is intended to focus its executives on, and reward its executives for, achievement of Company financial and strategic objectives. As discussed further below, legacy asbestos (income) expense is unrelated to the Company’s operating performance.

While the Company agrees that the impact on the Company’s financial statements of legacy asbestos (income) expense is not likely to disappear or become immaterial within a near-term finite period, that fact is not a per se bar to its exclusion from EBITDA. As the staff noted in Question 8 of the staff’s Frequently Asked Questions Regarding the Use of Non–GAAP Financial Measures, “Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period” (emphasis added). The Company has carefully

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 4, 2008

considered the staff’s guidance on the use of non-GAAP financial measures, including Question 8, and believes that the revised disclosure of Adjusted EBITDA is useful and important disclosure for investors.

The Company respectfully advises the staff that it believes the presentation of Adjusted EBITDA in the Registration Statement is useful to investors for the following reasons: (1) Adjusted EBITDA enables management and investors to analyze the Company’s underlying operational results and trends in its revenue generating operations, (2) Adjusted EBITDA enables investors to compare the Company’s recent financial results with its historical financial results and with the financial results of other companies, and (3) Adjusted EBITDA enables investors to view the Company through the eyes of management because, along with the GAAP results, the Company’s management relies on Adjusted EBITDA as a supplemental measure to evaluate and manage the Company’s business. The Company respectfully submits that it has met the burden of demonstrating the usefulness of this measure.

In support of the Company’s position, the Company has revised the disclosure on pages 1, 8, 9, 26, 27 and 32 of the Registration Statement to provide more substantive disclosures that comply with Question 8. In particular, the Company has added more specific disclosure as to how management uses Adjusted EBITDA to conduct and evaluate the business, as well as the economic substance behind management’s decision to use Adjusted EBITDA. The Company describes in considerable detail why it believes that this additional information is useful to investors and management. In particular, the Company believes that it enables them to analyze and assess the Company’s operating results, which the Company believes does not include changes in legacy asbestos (income) expense. As previously disclosed, legacy asbestos (income) expense is comprised of a number of variables, including changes in the projected asbestos liability and changes in the probable insurance recovery and related litigation cost. For this reason, the Company believes this information, presented alongside GAAP net income, helps investors and management compare operating performance between periods and identify trends in the Company’s revenue and profit generating activities. The proposed disclosure also sets out the limitations of the use of Adjusted EBITDA as an analytical tool, including limitations related to the exclusion of legacy asbestos (income) expense.

Please note, as the Company states in its revised disclosure, the Company does not consider Adjusted EBITDA to be an alternative to its GAAP financial measures, and it does not believe that Adjusted EBITDA should be considered in isolation.

4.	If you continue to include Adjusted EBITDA as a performance measure please expand to provide substantive and specific disclosure that complies with Question 8, including the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 4, 2008

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The Company has revised the disclosure on pages 1, 8, 9, 26, 27 and 32 in response to the staff’s comment. See also the response to the prior comment.

Use of Proceeds, page 19

5.	Please reconcile the disclosure that states you intend to use $205.3 million of the proceeds to pay in full your indebtedness outstanding under the credit facility with the disclosure on page 35 that states you also have $18.7 million on the letter of credit sub-facility. We note that you state on page 35 that all outstanding borrowings will be paid in full from the proceeds.

The Company has revised the disclosure on page 21, and in corresponding locations throughout the Registration Statement, to account for the intended refinancing of the existing credit facility with a new credit facility expected to be entered into upon consummation of the offering. However, the Company intends to pay a portion of the indebtedness under the existing credit facility using a portion of the proceeds from the offering and confirms that it will include the specific amounts in the Registration Statement when known.

6.	Quantify the amounts to be paid to affiliates of Merrill Lynch and UBS Securities LLC.

The Company has revised the disclosure on pages 6, 21 and 107 in response to the staff’s comment. The Company confirms that affiliates of UBS Securities LLC are not expected to receive any proceeds from the offering, but that affiliates of Merrill Lynch and Banc of America Securities LLC are expected to receive a portion of the proceeds as a result of repayment of indebtedness under the existing credit facility. The Company confirms that it will include the specific amounts to be received by affiliates of Merrill Lynch and Banc of America Securities LLC when such amounts are known.

Capitalization, page 20

7.	Please revise the Capitalization table on page 20 to include the preferred and common stock amounts so that the amounts included in the table add to total shareholders’ equity.

The Company has revised the disclosure on page 22 in response to the staff’s comment.

Management’s Discussion and Analysis, page 25

Results of Operations, page 32

8.	Please revise to further discuss the series of court rulings that resulted in a revaluation of the insurance receivable asset. Your revised disclosure should also discuss the timing of these rulings and specifically how they were considered in your analysis of the asset.

The Company has revised the disclosure on page 36 in response to the staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 4, 2008

Legal Proceedings, page 57

9.	Please revise this section to discuss the litigation noted under Note 18, General Litigation, at page F-34, or tell us why you believe it may be omitted. See Regulation S-K Item 103.

The Company has revised the disclosure on pages 62 and 63 in response to the staff’s comment.

Financial Statements

Note 2. Revenue Recognition, page F-7

10.	We reference your response to prior comments 34 and 35 in our letter dated February 1, 2008. Please clarify the timing for recognition of revenue on product sales. For example, clarify if sales are recognized at the time of shipment and the basis for this treatment. In addition, revise your policy to discuss, where significant, customer acceptance, post-shipment obligations, rights of return, credits, rebates, price protection and other pricing adjustments or tell us if these items do not apply to your sales arrangements. This should also be addressed for sales to distributors.

The Company has revised the disclosure on pages 48, F-7 and F-8 in response to the staff’s comment.

Note 2. Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-8

11.	We reference your response to prior comment 36 in our letter dated February 1, 2008. Please revise to disclose why you believe that the use of historical and projected EBITDA multiplied by industry enterprise valuation multiples provides an estimate of fair value for purposes of evaluating the recoverability of goodwill that is consistent with paragraphs 23-25 of SFAS 142. Clarify how you determine projected EBITDA and how this is used in your estimate. The source of the valuation multiples should also be addressed. Clarify the reason you use EBITDA rather than earnings, revenue or a similar performance measure. In addition, tell us whether you will change this methodology after your stock is publicly traded.

The Company has revised the disclosure on pages 47 and F-9 in response to the staff’s comment.

Note 3. Discontinued Operations, page F-12

12.	Please tell us how the amounts included in Note 3 for discontinued operations agree with the amounts in your financial statements.

The Company has revised the disclosure on page F-13 in response to the staff’s comment to include additional information concerning discontinued operations.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 4, 2008

Note 10. Income Taxes, page F-19

13.	Please tell us how the deferred income tax asset amounts in Note 10 on page F-19 agree with the amounts in the consolidated balance sheets.

For purposes of the balance sheet presentation, the Company nets non-current deferred income tax assets and liabilities within each taxing jurisdiction in accordance with FAS 109, paragraph 42. The table in Note 10 on page F-20 is presented prior to the netting of the non-current deferred income tax items. For example, on the balance sheet for the year ended December 31, 2007 on page F-3, non-current deferred income taxes assets (in thousands) of $36,447 are net of $3,540 and $27,773 of non-current deferred income tax liability amounts relating to the German and U.S tax jurisdictions, respectively.

Note 18. Asbestos Litigation, pages F-31 to F-34

Asbestos Liabilities and Insurance Assets, pages 40-43

14.	We note your discussion on page 42 that presently certain insurers are paying approximately 36.8% of costs for current asbestos-related liability and defense costs. We also reference your response to prior comment 36 in our letter dated February 1, 2008 where you indicate that this has no significance upon the valuation of the asset. Please clarify how this was considered in determining the estimated recovery of 87.5% and why you believe it has no significant impact on the valuation of the asset. In addition, clarify why you believe that the court will order reimbursement at this rate and discuss your expected timing of the court ruling.

Since 2004 for one subsidiary, insurers have paid varying amounts of asbestos-related liability and defense cost, with the Company paying the remaining amount. Presently insurers are paying approximately 36.8% of the costs. In addition to these amounts, the insurers reimbursed the Company for approximately $48.9 million of past cost in the fourth quarter of 2007. Additionally, in early 2008 the Company received $1.7 million in past cost from insurers. As a result, since the end of the third quarter of 2007, the Company has received approximately $50.6 million in reimbursement of past cost. For this subsidiary, the variance in the percentage of amounts paid in the past is not predictive of the probable recovery. For the other subsidiary, our insurers have paid and continue to pay 100% of all asbestos-related liability and defense cost; however, we expect to recover 67% of costs after the primary and umbrella layers are exhausted.

For the subsidiary in question, we recorded the insurance asset at the amount for which we believed recovery to be probable based upon an analysis which considered the existing insurance arrangements and agreements, the applicability of such coverage to existing and expected future claims, the creditworthiness and solvency of the insurers, and decisions by the court including mandating an insurance allocation methodology.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 4, 2008

The subsidiary is involved in litigation with many of its insurers who never have contested that the policies provide coverage for the asbestos claims. Rather, the litigation centers upon the determination of the allocation of the amounts owed amongst the various carriers under the policies for past and future claims. The determination by the Court of which state law applied as well as the interpretation of certain policy provisions were integral in further clarifying the calculation of the amounts due from each insurer for past and future cost. Since coverage has been conceded by the insurers and the legally mandated allocation formula decided, the amount of expected coverage can be determined with a high level of certainty.

More particularly, in August 2007, the Superior Court of the State of New Jersey, Mercer County ruled that New Jersey law applied to the interpretation of the policies. In October of 2007, the Court further ruled that deductible payments previously paid triggered the subsidiary’s significant excess insurance coverage. Based on these two rulings, the Company was able to calculate the amount of expected recovery for future cost by applying the allocation methodology mandated by New Jersey law known as “Carter Wallace” (Carter-Wallace, Inc. v. Admiral Ins. Co., 154 N.J. 312 (N.J. 1998)), as reconfirmed by the Superior Court of New Jersey, Mercer County in early 2008. The Court appointed a Special Allocation Master to determine the specific portion of future cost attributable to each of the subsidiary’s insurance policies. This calculation was developed and utilized by the Company in the ordinary course of the litigation. As a result, the Company increased the expected insurance recoverable from 75% to 87.5% of future cost. The Company expects the court to order payment of future costs as calculated by the Special Allocation Master under the Carter Wallace model in the second quarter of 2008 or shortly thereafter.

15.	Please disclose the specific insurance allocation methodology that you used as discussed on page 41.

The Company has revised the disclosure on pages 45, 46, F-33 and F-34 in response to the staff’s comment.

16.	We reference your response to prior comment 44 in our letter dated February 1, 2008. We also reference your discussion on page F-32 that it is reasonably possible that you may incur costs beyond 15 years but you are unable to reasonably estimate any possible loss or range of possible loss at this time. Please disclose the loss or range of loss that may be reasonably possible beyond this period or indicate that an estimate could not be made. Refer to the requirements under SFAS 5 or SAB Topic 5.Y.

The Company has revised the disclosure on pages 45 and F-33 to make it clear that an estimate of the reasonably possible loss or range of reasonably possible loss beyond 15 years cannot be made due to the numerous variables utilized in the calculation which are difficult to predict and the related projections of these variables over a long term period. These variables are described in detail in the disclosure immediately preceding the revised disclosure. The revised disclosure is included below for the staff’s ease of review:

While it is reasonably possible that the subsidiaries will incur costs after this period, the Company does not believe the reasonably possible loss or range of reasonably possible loss is estimable at the current time.

U.S. Securities and Exchange Commission

Division of Corporate Finance

April 4, 2008

Exhibits

Exhibit 10.2

17.	It appears that salary and benefits amounts have been omitted from this exhibit. Please refile the exhibit in its entirety.

The Company has refiled Exhibit 10.2 with the omitted information in response to the staff’s comment.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2741 or John B. Beckman at (202) 637-5464.

Sincerely,

/s/ Michael J. Silver

Michael J. Silver

cc: John A. Young